

AiPEX6
AI Powered US Equity Index 6

Monthly Performance Report - February 2022

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex6.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX6 Index**
Geographical Focus:	**United States**
Launch Date:	**11/19/2019**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical Simulated*

1 Month	-0.34%
YTD	-3.77%
1Y	-2.43%
3Y	4.36%
5Y	17.41%
10Y	65.41%
10Y Annualized Volatility	5.97%
10Y Sharpe Ratio	0.64
Cumulative Return	131.11%

Top 10 Holdings: As of 2/28/2022

	Index Weight(%)	Sector
ADVANCED MICRO DEVICES	6.5%	Electronic Technology
MORGAN STANLEY	6.2%	Finance
LOWES COS INC	6.0%	Retail Trade
CHARTER COMMUNICATIONS INC	4.2%	Consumer Services
BANK OF AMERICA CORP	3.8%	Finance
BIOGEN INC	2.1%	Health Technology
BOSTON SCIENTIFIC CORP	2.1%	Health Technology
DEVON ENERGY CORPORATION	2.0%	Energy Minerals
FORTIVE CORP	1.8%	Electronic Technology
ANALOG DEVICES INC	1.8%	Electronic Technology
Total	**36.6%**	

Annual Index Performance: Historical & Simulated*

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
-0.1%	4.5%	7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%	2.4%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 2/28/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



Monthly Performance Report - February 2022

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Services	10.38%	3.87%
Electronic Technology	13.69%	14.76%
Energy Minerals	4.41%	2.99%
Finance	23.39%	15.81%
Health Technology	9.93%	9.95%
Process Industries	3.59%	1.87%
Producer Manufacturing	3.62%	3.83%
Retail Trade	9.69%	7.72%
Technology Services	6.86%	19.90%
Utilities	4.31%	2.55%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Services	-0.18%	-0.05%
Electronic Technology	0.04%	-0.25%
Energy Minerals	0.0%	0.19%
Finance	-0.95%	-0.4%
Health Technology	-0.67%	-0.19%
Process Industries	-0.02%	-0.05%
Producer Manufacturing	-0.18%	-0.19%
Retail Trade	-0.4%	-0.17%
Technology Services	-0.06%	-1.5%
Utilities	-0.0%	-0.1%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical Simulated*

	As of 2/28/2022	3Y Average	5Y Average	10Y Average
Equity Portfolio	22.73%	34.11%	42.88%	43.84%
Cash	77.27%	65.89%	57.12%	56.16%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 2/28/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

